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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of __________________________________________________August 2007

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  Un-Audited Interim Financial Statements: Six Months Ended 6/30/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED JUNE 30, 2007 AND 2006 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2007 and December 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30,	December 31,
ASSETS	2007	2006

Current
Cash – Note 3	$ 66,196	$ 11,861
GST receivable	7,037	8,493
Due from related party	-	1,400
Prepaid expenses	2,350	-

	75,583	21,754
Mineral property – Notes 2, 6 and Schedule 1	490,745	474,581

	$ 566,328	$ 496,335

LIABILITIES

Current
Accounts payable – Note 6	$ 323,523	$ 267,591
Promissory notes – Note 4	200,000	100,000

	523,523	367,591

SHAREHOLDERS’ EQUITY

Share Capital – Note 5	740,784	740,784

Contributed surplus	21,450	21,450

Deficit accumulated during the exploration stage	(719,429)	(633,490)

	42,805	128,744

	$ 566,328	$ 496,335

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three and six months ended June 30, 2007 and 2006 and for the period February 8, 2000 (Date of Inception) to June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					February 8,
					2000 (Date of
					Inception)
	Three months ended		Six months ended		to
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007
Administrative expenses
Accounting and audit fees – Note 2	$ 8,010	$ 8,476	$ 14,660	$ 11,976	$ 114,684
Consulting – Note 2	20,775	18,000	38,775	36,000	222,202
Filing fees	4,705	3,964	8,472	7,342	63,392
Interest and bank charges – Note 2	5,714	2,704	9,462	5,203	29,470
Investor relations costs	-	-	264	680	12,585
Legal fees	886	8,160	886	8,160	94,025
Office and miscellaneous – Note 2	3,246	4,620	5,496	7,190	66,750
Printing	-	932	-	932	6,144
Rent – Note 2	2,250	2,850	4,500	6,000	65,196
Sponsorship costs	-	-	-	-	22,250
Transfer agent	3,011	1,685	3,011	2,356	38,896
Travel – Note 2	420	-	420	-	14,197

Loss before other items	(49,017)	(51,391)	(85,946)	(85,839)	(749,791)

Other items
Interest income	-	-	7	-	29,692
Property investigation costs	-	-	-	-	(5,680)
Write-down of promissory note	-	-	-	-	(6,000)
Stock-based compensation	-	-	-	-	(23,250)
Loss for the period before income tax provision	(49,017)	(51,391)	(85,939)	(85,839)	(755,029)

Recovery of future income tax asset	-	-	-	-	35,600

Net loss for the period	(49,017)	(51,391)	(85,939)	(85,839)	(719,429)

Deficit, beginning of period	(670,412)	(493,299)	(633,490)	(458,851)	-

Deficit, end of period	$ (719,429)	$ (544,690)	$ (719,429)	$ (544,690)	$ (719,429)

Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	16,863,604	5,283,690	16,863,604	5,143,043

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2007 and 2006 and for the period February 8, 2000 (Date of Inception) to June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					February 8,
					2000 (Date of
					Inception)
	Three months ended		Six months ended		to
	June 30,		June 30		June 30,
	2007	2006	2007	2006	2007

Operating Activities
Net loss for the period	$ (49,017)	$ (51,391)	$ (85,939)	$ (85,839)	$ (719,429)
Non-cash transactions:
Write-down of promissory note	-	-	-	-	6,000
Stock-based compensation	-	-	-	-	23,250
Recovery of future income tax asset	-	-	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(2,301)	1,014	1,456	1,867	(7,037)
Due from related party	-	-	1,400	-	-
Prepaid expenses	1,175	875	(2,350)	(1,750)	(2,350)
Accounts payable	18,772	34,762	55,932	56,649	323,523

Cash used in operating activities	(31,371)	(14,740)	(29,501)	(29,073)	(411,643)

Investing Activities
Promissory note receivable	-	-	-	-	(6,000)
Mineral property costs	(14,658)	(22,050)	(16,164)	(45,550)	(490,745)

Cash used in investing activities	(14,658)	(22,050)	(16,164)	(45,550)	(496,745)

Financing Activities
Shares issued for cash	-	-	-	46,875	674,584
Convertible debenture	-	-	-	-	100,000
Promissory notes	100,000	-	100,000	-	200,000

Cash provided by financing activities	100,000	-	100,000	46,875	974,584

Increase (decrease) in cash during the period	53,971	(36,790)	54,335	(27,748)	66,196

Cash and term deposit, beginning of period	12,225	50,169	11,861	41,127	-

Cash and term deposit, end of the period	$ 66,196	$ 13,379	$ 66,196	$ 13,379	$ 66,196

…/Cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2007 and 2006 and for the period February 8, 2000 (Date of Inception) to June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

February 8,
2000 (Date of
Inception)
	Three months ended		Six months ended		to
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007

Cash and term deposit represented by:
Cash	$ 62,042	$ 9,379	$ 62,042	$ 9,379	$ 62,042
Funds held in trust	4,154	4,000	4,154	4,000	4,154

	$ 66,196	$ 13,379	$ 66,196	$ 13,379	$ 66,196

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,000	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	11,002,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares issued for cash
On exercise of share purchase options – at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures – at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the period	-	-	-	-	(174,639)	(174,639)

Balance, December 31, 2006	16,863,604	740,784	-	21,450	(633,490)	128,744
Net loss for the period	-	-	-	-	(85,939)	(85,939)

Balance, June 30, 2007	16,863,604	$ 740,784	$ -	$ 21,450	$ (719,429)	$ 42,805

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Schedule 1

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the six months ended June 30, 2007 and

for the year ended December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Balance at		Balance at		Balance at
	December 31,		December 31,		June 30,
	2005	Additions	2006	Additions	2007

Acquisition costs
Option and acquisition payments	$ 20,000	$ 10,000	$ 30,000	$ -	$ 30,000
Legal and related fees	9,211	15,475	24,686	1,506	26,192
Advance royalty payments	4,000	12,000	16,000	-	16,000

Balance, ending	33,211	37,475	70,686	1,506	72,192

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	94,925	44,853	139,778	7,882	147,660
Drilling	36,081	5,118	41,199	-	41,199
Excavation	-	3,199	3,199		3,199
Geology	18,481	-	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	-	1,000	1,000		1,000
Leasing costs	14,550	5,100	19,650	-	19,650
Project supervision and engineering	89,293	548	89,841	-	89,841
Travel	14,924	6,974	21,898	2,130	24,028
Other	5,279	5,503	10,782	1,660	12,442

Balance, ending	278,883	72,295	351,178	11,672	362,850

Equipment costs	36,394	1,323	37,717	2,986	40,703

Permit deposits	3,000	12,000	15,000	-	15,000

	$ 351,488	$ 123,093	$ 474,581	$ 16,164	$ 490,745

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2006 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2006, annual financial statements.

Note 2

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totaling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  In addition, minimum advance royalty payments of $4,000 per year, commencing July 21, 2003, were recorded as payables for July 31, 2004, 2005 and 2006.  The Company is also required to pay $90,000 on commencement of commercial production.

Note 3

Restricted Cash

Included in cash is $4,154 (December 31, 2006: $4,154) held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 4

Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  Accounts payable includes $14,121 in interest with respect to these notes of which $8,614 is due to the related parties.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 2

Note 4

Promissory Notes – (cont’d)

By five promissory notes dated March 26, 2007, the Company borrowed $100,000 from various lenders, which included $80,000 from related parties.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  Accounts payable includes $1,940 in interest with respect to these notes of which $1,751 is due to the related parties.

Note 5

Share Capital

a)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

b)

Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

c)

Escrow Shares:

At December 31, 2006, there were 1,213,392 common shares held in escrow.  The escrow shares were released to the shareholders  on April 1, 2007.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Options outstanding, December 31, 2006	375,000	$0.075
Options exercised	-	-
Options expired	-	-

Options outstanding, June 30, 2007	375,000	$0.075

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

June 30, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 3

Note 5

Share Capital – (cont’d)

d)

Share Purchase Options: – (cont’d)

Stock-based Compensation Plan – (cont’d)

At June 30, 2007, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Note 6

Related Party Transactions – Notes 2 and 4

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

					February 8,
					2000 (Date of
	Three months ended		Six months ended		Inception) to
	June 30,		June 30		June 30,
	2007	2006	2007	2006	2007

Accounting	$ 8,010	$ 1,500	$ 11,160	$ 14,975	$ 86,696
Consulting	18,000	18,000	36,000	36,000	189,000
Interest	3,995	2,466	6,214	4,959	18,342
Office and miscellaneous	2,250	2,250	4,500	4,500	57,997
Rent	2,250	3,150	4,500	6,000	57,525
Travel	684	-	684	-	2,259

Deferred exploration:
Consulting	-	10,500	-	27,550	119,087

	$ 35,189	$ 37,866	$ 63,058	$ 93,984	$ 530,906

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at June 30, 2007 is $263,275 (December 31, 2006: $210,694) due to a partnership controlled by two directors of the Company and due to a company controlled by a significant shareholder of the Company.  Accounts payable and accrued liabilities also includes a total of $18,342 owing to companies controlled by directors of the Company, a significant shareholder of the Company, a director of the Company and as spouse of a director of the Company, all with respect to accrued interest on promissory notes and prior convertible debentures.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital  Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

August 27, 2007
Date

“Terry Amisano”
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

August 27, 2007
Date

“Roy Brown”
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.

QUARTERLY REPORT

for the six months ended June 30, 2007

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: August 27, 2007

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the three months ended June 30, 2007 were primarily related to fund-raising and negotiations concerning the sale of mining assets, sale of materials from the mineral property and/or any other related ventures (see following discussion).  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the Order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated February 24, 2006, the matters related to access as outlined in the Mediation Order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral - barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated February 24, 2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.  The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral.  In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.  This company has commenced its due diligence process in April, 2007.  The confidentiality agreement expired on June 30, 2007 and the Company is currently negotiating an extension to that agreement.

The landowner filed a statement of defence to the Company’s claim and filed a counterclaim against the Company.  The Company intends to respond to the statement of defence and views the counterclaim as frivolous and is confident that it will be successful in its defence and it is unlikely to suffer any loss.  Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  On November 30, 2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share.  No warrants were issued.  These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated March 27, 2007, the Company borrowed a further $100,000 from various lenders, which includes $80,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the Company.   The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.  The proceeds of this financing will be applied to exploration on the Company’s Industrial Mineral Property and for general working capital.

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2006	2005	2004

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(174,639)	(193,598)	(142,021)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.01)	(0.04)	(0.02)
Net loss	(174,639)	(193,598)	(142,021)
Basic and diluted loss per share	(0.01)	(0.04)	(0.02)
Total assets	496,335	401,248	370,153
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005 and $474, 581 during the year ended December 31, 2006.

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss during the six months ended June 30, 2007 over the comparative period of 2006 generally remained consistent, except for an increase in interest expense, which relates to the interest on the promissory notes as discussed in section 1.5.  Legal fees related to administrative expenses has increased primarily due to the costs related to the promissory notes which were received subsequent to March 31, 2007.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30,	Mar. 31,	Dec. 31,	Sep. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2007	2007	2006	2006	2006	2006	2005	2005

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (49,017)	$ (36,922)	$ (37,887)	$ (50,913)	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)
Per share	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Net income (loss):
Total	$ (49,017)	$ (36,922)	$ (37,887)	(50,913)	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)
Per share	(0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $85,839 for the six months ended June 30, 2007.  Administrative expenses for the six months ended June 30, 2007 has increased by $107 compared to the six months ended June 30, 2006.  Interest costs increased during the current six month period due to interest costs associated with the additional promissory notes.

The Company recorded a total of $16,164 in costs for the six months ended June 30, 2007 on the Industrial Mineral Property.  These costs were primarily incurred for due diligence work in respect to the March confidentiality agreement.  Details of these costs are disclosed in Schedule 1 of the financial statements.

1.6

Liquidity

The Company has total assets of $566,328.  The Primary assets of the Company are cash of $66,196 and a mineral property carried at $490,745.  The Company currently has $200,000 in promissory notes due and has a total working capital deficiency of $447,940.  Approximately $263,275 of the accounts payable and the $200,000 in promissory notes are all due to either related parties or close business associates which are not likely to make demands that would put the Company at any significant liquidity risk.  Although the Company has limited cash funds, based on liabilities other than those due to related parties or close business associates, the Company has adequate working capital for operations during the three months ended September 30, 2007.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $490,745.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and companies controlled by directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company and a Company controlled by that shareholder (Greg Burnett):

			February 8, 2000
			(Date of
	Six months ended		Incorporation) to
	June 30,		June 30,
	2007	2006	2007

Administrative expenses
Accounting	$ 11,160	$ 14,975	$ 86,696
Consulting	36,000	36,000	189,000
Interest	6,214	4,959	18,342
Office and miscellaneous	4,500	4,500	57,997
Rent	4,500	6,000	57,525
Travel	684	-	2,259

Deferred exploration costs:
Consulting	-	27,550	119,087

	$ 63,058	$ 93,984	$ 530,906

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at June 30, 2007 is $103,375 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $159,900 due to a company controlled by a significant shareholder of the Company (Greg Burnett).  These amounts relate to unpaid fees accumulated for over three years with respect to consulting fees, accounting services, rent and other office expenses.

Included in promissory notes is a total $80,000 owing to two private companies controlled by Terry Amisano and Kevin Hanson, as to $40,000 each, Greg Burnett, as to $40,000, a significant shareholder of the Company and Alan Crawford, as to $20,000.  Accounts payable includes $18,343 in interest with respect to these promissory notes and former outstanding convertible debentures.  The interest due to related parties on the convertible debenture portion is due to Greg Burnett, Terry Amisano, Brenda Hanson and Alan Crawford.

1.10

First Two Quarters

The first two quarters’ events were primarily related to financing and administration of the Company.  The Property work recommenced in April with the due diligence being conducted by a company interested in the Project (see 1.2).

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

The Company adopted no new accounting policies during the three months ended June 30, 2007.

1.14

Financial Instruments and Other Instruments

The carrying value of cash, due from related party, accounts payable and promissory notes approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

ii)

Common Shares Issued:

	Number*	Amount

Balance, December 31, 2006	16,863,604	$ 740,784
Shares issued for cash stock options	-	-
Transfer from contributed surplus	-	-

Balance, June 30, 2007 and August 27, 2007	16,863,604	$ 740,784

* The number of shares issued has been retroactively restated for a three for one forward split on August 16, 2006.

iii)

Share Purchase Options

At June 30, 2007 and August 27, 2007, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

iv)

Escrow Shares:

At June 30, 2007, there were no escrow shares outstanding, as the remaining shares in escrow totalling 1,213,392 were released on April 1, 2007.

c)

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President and the Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures.  Based on that evaluation, the President and Chief Financial officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company’s President and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: October 18, 2007        By /s/ Terry Amisano____________________

                                     Terry Amisano, President/Director